X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 SEP 17 AM 7:21

DELIVERED BY MAIL

September 9, 2003

[redacted]

03032113

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the most recent news release for X-Cal Resources Ltd., which is dated September 8, 2003.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

dlo 9/22

X-Cal Resources Ltd.

03 SEP 17 AM 7:21

TSX/XCL **September 8, 2003**

News Release

DEEP DRILL TESTING IN PROGRESS AT SLEEPER

X-Cal Resources Ltd. is continuing exploration of the Sleeper Gold Property, located in Humboldt County, Nevada. A deep drill test of the West Wood Area is in progress. The current work is confirming the presence of a large gold system with significant depth potential.

Deep drill hole WW-06-03, in progress in the West Wood Area of the Sleeper Gold Property, appears to confirm the existence of a deeper mineralized zone reported as "potential gold mineralization" in hole WW-01-03 (see release dated June 13, 2003). Drill hole WW-01-03 encountered gold mineralization from 1400 feet to 1648 feet, where the drill bit plugged and the hole ended. The deeper zone in WW-01-03 was reported with caution, due to free gold that could have migrated from upper gold zones reported in releases dated June 13, 2003 and July 2, 2003.

Hole WW-06-03 intersected mineralized volcanic rocks at a depth of approximately 1400 feet. The confirmation intercept occurred approximately 300 feet to the south of the earlier deep intercept. The altered and mineralized volcanic rocks continue to a depth of approximately 1800 feet in WW-06-03.

Drill hole WW-06-03 is also testing for Hishikari-type gold mineralization at the contact of the Sleeper volcanics with the meta-sedimentary basement rocks (see letter opinions by senior X-Cal exploration team members Ken Snyder, Ph.D. and Larry Kornze, P.Eng. published as part of an X-Cal news release dated July 24, 2003).

WW-06-03 has reached the volcanic/metasediment contact at an approximate depth of 1800 feet from surface. The volcanic/metasediment contact is mineralized. WW-06-03 will be continued for 200 feet + into the basement sediments for a total depth of more than 2000 feet.

Hole WW-06-03 is confirming significant depth potential to the Sleeper gold system. Investors are cautioned that the encouragement being reported from WW-06-03 is geological and that no assays have been received from the current hole. The preliminary observations of the X-Cal exploration team are being reported at this time for the purpose of timely disclosure.

In the mill area east of the open pit where a near surface resource exists, shallow-angled drill hole OPV-01-03 (total depth 600 feet) encountered 5 feet (340' to 345') of 11.01gpt (0.321opt) Au, beneath the present mill building. It has been known for some time that the mill sits on top of a near surface resource at Sleeper, as defined by Mineral Resources Development Inc. in 1997. Drill hole OPV-01-03 was designed to test the potential for higher-grade structures in this area. The results of OPV-01-03 indicate that a program of short drill holes with the objective of upgrading the resource east of the Sleeper pit is justified.

Geophysical work is ongoing to assist with drill targeting in overburden-covered areas west, north and south of the original Sleeper open pit. A gravity survey covering approximately 16 line kilometres has been completed. The results are expected within a week.

Thirty-four line kilometers of IP survey data for the area east, west and north of the Sleeper pit are being digitized. This will double the amount of IP data incorporated into the property database and adds information in the important area north of the known mineralization at West Wood.

New detailed surface geological mapping of areas east of the mine has just been completed by Gary Edmondo, M.Sc. This mapping and geological compilation will be received by the company this month.

Twenty-nine new mineral claims have been staked by X-Cal as part of ongoing work to cover newly identified prospect areas.

Comprehensive news releases will be provided when additional assay and technical data is received and compiled.

The contents of this release have been reviewed by Keith R. Blair, M.Sc., C.P.G. and Richard R. Redfern, M.Sc., C.P.G., who are qualified persons as defined in National Instrument 43-101.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*